Selga Inc.

3201 Henderson Mill Rd Apt 27D

Atlanta GA 30341

April 2, 2010

United States

Securities and Exchange Commission

Washington, DC 20549

Re: Selga Inc.’s - Registration Statement on Form S-1

Amendment No. 1

Filing No. 333-165091

Dear: Catherine T. Brown

In response to your letter dated March 22, 2010 which included comments regarding our registration statement, we have prepared the following responses:

Prospectus Cover Page

Comment: 1

Please revise your disclosure to reconcile the statements in the last four sentences of the first paragraph to clarify the duration of your offering. For example, it is no clear if the offer will end on (1) December 31, 2010, or (2) the earlier of (i) the date when the Selga Inc. decides to do so, or (ii) when the offering is fully subscribed for. Please revise under this heading and throughout your prospectus or advice.

Response:

The company has complied with this comment. We revised our disclosure to reconcile the statement in the last four sentences of the first paragraph to clarify the duration of our offering. We removed the sentence: “The offering will end on December 31, 2010.”

Comment: 2

We note your risk factor, “Because we do not have an escrow or trust account for your subscription, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor obtains a judgment against us and attaches the subscription, you will lose your investment,” on page 9. Please revise your cover page to state that you have not made any arrangements to place the funds in an escrow, trust, or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

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Response:

The company has complied with this comment. We revised our cover page to state that we have not made any arrangements to place funds in an escrow, trust or similar account and described the effect on investors. We added a paragraph on the 4th page:

We have not made any arrangements to place funds in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors.

Comment: 3

Please revise your prospectus to move the date of prospectus from page 4 to your prospectus cover page. Refer to Item 501(b)(9) of Regulation S-K.

Response:

The company has complied with this comment. We moved the date of the prospectus from page 4 to our prospectus cover page.

Comment:  4

We note that you have nearly the same legend at the top and bottom of your prospectus cover page. Please revise to delete the legend at the bottom of the page. If you retain the legend at the bottom of the page and instead elect to delete the legend at the top of the page, please delete the phrase “has been cleared of comments and ….”

Response:

We deleted the legend at the bottom of the page.

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Prospectus Summary, page 5

Comment:  5

In the third paragraph, you disclose that you “started operations in the business of selling new and used automobiles” and you “plan is to purchase cars at auctions and from private parties and resell them.” In the penultimate sentence of this paragraph, you disclose that you have entered into an agreement with Selga Auto LLC whereby it will “purchase automobiles and resell such automobiles to Selga for a fee of $300 per automobile.” To avoid confusion, please revise your disclosure under this heading regarding your agreement with Selga Auto LLC so that it is consistent with disclosure elsewhere in your prospectus.

Response:

We have revised our disclosure regarding our agreement with Selga Auto LLC so that it is consistent with disclosure elsewhere in our prospectus.

Comment:  6

It apears that $60,000 will be your gross proceeds and not your net proceeds. Please revise  this number to reflect your net proceeds.

Response:

The company has complied with this comment. We revised the number from 60,000 to 50,000 to reflect our net proceeds.

Risk Factors, page 6

We will incur ongoing costs and expenses for SEC reporting and compliance….page 10

Comment 7

In the risk factor, you refer to the “estimated $10,000 cost of this registration statement.” In addition, under the heading ”Use of Proceeds” on page 11, you reference legal and profession fee totaling $10,000 . However, in Item 13 on page 37, you list only $8,500 for expenses of issuance and distribution. Please explain the differences in these numbers to us or revise.

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Response:

We have revised the risk factor to clarify that $8,500 is the estimated cost of the registration statement and will be paid from existing cash on hand.  The additional $10,000 from “Use of Proceeds” will be spent on additional legal and professional fees to meet reporting requirements and keep the company current with all required filings.

 Use of Proceeds, page 11

Comment:  8

Please confirm that your use of proceeds is presented in order of priority or revise. Refer to Instruction 1 to Item 504 of Regulation S-K.

Response:

We revised our use of proceeds in order of priority.

Dilution, page 12

Com ment: 9

In the fifth paragraph under this heading, you state “you will own approximately 37.5% of the total number of shares then outstandin…” To avoid confusion, please revice to delete “you” and instead state the ownerhip of investors in the offering in the aggregate. Please make similar revisions in the seventh paragraph under this heading.

Response:

The company has complied with this comment. We revised fifth anf seventh paragraph on page 12. We deleted “you” and instead stated “investors in this offering”

Comment: 10

Assuming completion of the offering, you discussion of net tangible value and related dilution, should be calculated net of the offering expenses. For example, assuming 100% of the shares are sold, net tangible book value after the offering would be $59,830 calculated as [9,830 the original book value - $60,000 contribution -$10,000 in offering expenses] or $0.0037 per share calculated as $59,830 divided by 16,000,000 shares. The increase to the existing stockholder would be $0.0028 per share and the dilution to new investors would be ($0.0063) per share .Please revise your dilution discussion and table accordingly.

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Response:

We revised our dilution discussion and table accordingly.

Management’s Discussion and Analysis or Plan of Operations, page 14

Plan of Operation, page 14

Comment: 11

Please revise this section to discuss in greater detail your plan of operation for the next twelve monts. Provide  disclosure of each of your planned activities, each material event or step required to persue your planned activities including any contingencies and the manner in which you intend on conducting your business thereafter. Disclose the estimated costs and the approximate timetable for beginning and completing each step. For example, we note that you discuss some of the items detailed under the heading “Use of Proceeds“ on page 11 but not each item. In its present form, the disclosure is not clear about exactly how you plan to implement your business plan. Refer to Item 101(a)(2) of Regulation S-K.

Response:

The company has coplied with this comment. We revised this section to dicuss in greater detail our plan of operation and to clarify how we plan to implement our business plan. We disclosed the estimated costs and timetable for beginning and completing each step.

Establish Our Office, page 14

Comment 12

Under this heading, you state that a “description of the cost of operating [your] office is set forth in the Use of Proceeds section of [your]prospectus” but we were unable to locate this description . Please revice or advise.

Response:

We added a description of the “office costs” on page 14.

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Develop and Implement Marketing Strategy, page 16

Comment 13

In the penultimate paragraph under this heading , you state that “ [i]f[you] cease operations, [you] do not know what [you] will do and [you] do not have any plans to do anything else.” If true,  please revise to clarify that if you cease operations you likely will dissolve and file for bankruptcy and shareholders would lose their entire investment in your company.

Response:

Company has complied with this comment . We have added the suggested disclosure: If we cease operations we likely will dissolve and file for bankruptcy and shareholders would lose their entire investment in our company (see page 15).

Agreement with Selga LLC, page 19

Comment 14

We reviewed the agreement filed as Exhibit 10.1 and note that Section 1 states that you ”shall make use of Agent’s services for a period of six months…until [the] Agreement is terminated .“ With a view toward disclosure, please tell us :

a)Whether you are permitted to use the services of other agents or whether you are required to use only the services of Selga Auto LLC during the term of the agreement.

b)Whether Selga Auto LLC acts as an agent for other auomobile resellers.

c)Whether Selga Auto’s business also involves the retail buying and selling of cars purchased at the auction. If so please also disclose the terms of any contractual provisions  governing conflict of interest between the parties. For example, if Selga Auto and Selga Inc. each have a customer who is interested in the same or a similar car at auction, please disclose how this or another similar conflict of interest would be resolved.

Response:

a) We are permitted to use the services of agents other than Selga Auto LLC during the term of the agreement; there is no exclusivity clause in our agreement with Selga Auto LLC.

b) Selga Auto LLC may act as an agent for other automobile resellers.

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c) Selga Auto LLC business does involve the retail buying and selling of cars purchased at auction. The rule which governs conflict of interest is “first come, first serve”. If Selga Auto and Selga Inc. each will have a customer who is interested in the same car at an auction, the first customer will get the priority pick of the car. Once the car is picked by the first customer, it will not be available to the second customer unless the first customer fails to purchase the car within a reasonable time frame. We do not expect this to occur often if at all, since we plan to work with large, national auctions where car selection and variety is quite large.

Comment 15

With a view toward disclosure, please tell us how you and Selga Auto determined that you should pay a flat fee of $300 per automobile and clarify whether there are any circumstances where this fee may be larger or smaller.

Response:

The flat fee of $300 is common fee between car dealers charged for services of acting as agent at car auctions. This fee will stay the same and will not be smaller or larger under any circumstances.

Directors, Executive Officers, Promoter and Control Persons, page 21

Significant Employees, page 21

Comment 16

If you elect to disclose that some of the events set forth in Item 401(f) of Regulation S-K are not applicable, please revise your disclosure to cover all of the events set forth in that Item. Alternatively, please revise your registration statement to omit this disclosure.

Response:

The Company has complied with this comment.  The referenced disclosure had been omitted.  Please see page 22 of the Amendment No. 1 of Form S-1.

Plan of Distribution, page 24

Comment: 17

Please revise to disclose the offering expenses under this heading. Refer to Item 508(e)(2) of Regulation S-K and Item 8 of Form S-1

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Response:

The company has complied with this comment. We have disclosed our offering expenses under “Plan of Distribution”.

Description of Securities, page 25

Common Stock, page 25

Comment: 18

We note your statement that “[a]ll shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for non-assessable.” This disclosure appears to be the opinion of legal counsel, as these statements are legal conclusions. Please either attribute these statements to counsel and file counsel’s consent to be named in this section, or delete these statements.

Response:

The Company has complied with this comment.  The referenced disclosure had been omitted.  Please see page 25 of the Amendment No. 1 of Form S-1.

Comment: 19

We also note your statement referring investors to “the Company’s Articles of Incorporations, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the right and liabilities of holders of the Company’s securities.” If true, please confirm to us that you have described the matters listed in paragraphs Item 202(a)(1) through (5) of Regulation S-K that are relevant.

Response:

The Company has complied with this comment.  Selga Inc. confirms that it has described the matters listed in paragraphs Item 202(a)(1) through (5) of Regulation S-K that are relevant.

Signatures, page 39

Comment: 20

Please revise the title block in the individual signature at the bottom of this page to indicate that Mr.Petusko is Principal Executive, Financial and Accounting Officer, as indicated in the title block for signature of the registrant at the top of this page. Refer to Instruction 1 to “Signatures” of Form S-1.

Response:

The Company has complied with this comment.  Please see page 39 of the Amendment No. 1 of Form S-1.

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Report of Independent Registered Public Accounting Firm, page F-1

Comment 21

Please have your auditor revise his report to refer to the Company as a development stage company.

Our auditor has revised his report to refer to the Company as a development stage company.

 Exhibit 5.1

Comment 22

In this opinion, your counsel opines that “the Shares being sold pursuant to the Registration Statement are duly authorized, legally and validly issued, fully paid and non-assessable.” Counsel should revise its opinion to contemplate the future issuance of the shares since these shares have not yet been validly issued or fully paid.

Response:

Please see the revised legal opinion attached as Exhibit 5.1 to the redlined Form S-1.

Exhibit 23.1

Comment 23

We note the auditor consent includes wording such as “to the inclusions of our report of January 9, 2010 on the audited financial statements of Selga Inc. as of December 31, 2009, in any  filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission” instead of identifying the affected registration statement. In this regard, please have your auditor revise the consent to specifically identify the registration statement in question in the next amendment.

Our auditor has revised the audit report to specifically identify the registration statement in question.

Please direct any further comments or questions you may have to the company's attorney Mr. Thomas E. Puzzo, Esq. at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Olegs Petusko_____

Olegs Petusko, President

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